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Report of Independent  Accountants on Management's  Assertion on Compliance with the Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers

Audit Committee PNC Bank Corp.

We have examined management's assertion, included in the accompanying report titled Report of Management on Compliance with the Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers that PNC Mortgage Corp. of America (PNCMCA), an indirectly wholly owned subsidiary of PNC Bank Corp., complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended December 31, 1998. Management is responsible for PNCMCA's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about PNCMCA's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about PNCMCA's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on PNCMCA's compliance with specified requirements.

In  our  opinion,   management's  assertion,   that  PNCMCA  complied  with  the
aforementioned requirements during the year ended December 31, 1998, is fairly stated, in ail material respects.

Ernst & Young LLP

January 22, 1999

Ernst & Young LLP is a member of Ernst & Young International, Ltd.